EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

VISIUM TECHNOLOGIES, INC.,

A FLORIDA CORPORATION

WHEREAS, the Corporation's Articles of lncorporation, as amended, provide that the Board of Directors of the Corporation may establish the rights, designations, and preference of the Corporation's Preferred Stock, the undersigned hereby adopts the following Articles of Amendment to the Articles of lncorporation of the Corporation, pursuant to the terms of Section 607.1006 of the Florida Business Corporation Act:

1.	The name of the Corporation is Visium Technologies, Inc. The Articles of Incorporation were filed with the Florida Department of State on October 29, 2015 and assigned document number Pl 5000089010.

2.	Article IV of the Articles of Incorporation of the Corporation is hereby amended to add the provisions relating to the Series C Preferred Stock set forth on Exhibit A.

3.

This amendment was adopted on October 11, 2023, by the Board of Directors of the Corporation in accordance with the powers vested in it by the Articles of Incorporation and no further approval of the Corporation's shareholders is required.

Signed this 17th day of October, 2023:

/s/ Mark Lucky
By:	Mark Lucky
Chief Executive Officer

Series C Preferred Stock

I. DESIGNATION AND AMOUNT; DIVIDENDS

Designation. The designation of said series of preferred stock shall be Series C Preferred Stock, $0.001 par value per share (the “Series C Preferred”).

B. Number of Shares. The number of shares of Series C Preferred authorized shall be thirty thousand (30,000) shares. Each share of Series C Preferred shall have a stated value equal to $100.00 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series C Stated Value”).

C. Certain Definitions. In addition to terms defined elsewhere in this Certificate of Designations, Preferences and Rights, the following terms have the following meanings:

“Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Deemed Liquidation Event” shall mean (i) a merger or consolidation in which (x) the Company is a constituent party or (y) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the share capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (a) the surviving or resulting corporation; or (b) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

“Holder” shall mean a holder of record of the Series C Preferred.

“Original Issue Date” shall mean the date of the first issuance of any shares of the Series C Preferred regardless of the number of transfers of any particular shares of Series C Preferred and regardless of the number of certificates which may be issued to evidence such Series C Preferred.

II. LIQUIDATION PREFERENCE

A. Preferential Payments to Holders of Series C Preferred. In the event of any liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, either voluntary or involuntary, the Holders of record of shares of Series C Preferred shall be entitled to receive, immediately prior and in preference to any distribution to the holders of the Company’s other equity securities (including the Company’s Common Stock and any Junior Stock), a liquidation preference equal to the Series C State Value per share plus all accrued and accumulated but unpaid dividends, whether or not declared (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Preference Amount”). If upon the occurrence of such event (a “Liquidation Event”) the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Liquidation Preference Amounts due to the Holders of the Series C Preferred, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders, pro rata, based on the Liquidation Preference Amounts to which such Holders are entitled and the Company shall not make or agree to make any payments to holders of any Junior Stock.

B. Notice of Liquidation Event. In the event of any Liquidation Event, the Company shall, within ten (10) days of the date the Board approves such action, or no later than twenty (20) days of any shareholders’ meeting called to approve such action, or within twenty (20) days of the commencement of any involuntary proceeding, whichever is earlier, give each Holder of shares of Series C Preferred written notice of the proposed action. Such written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the Holders of shares of Series C Preferred upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Company shall promptly give written notice to each Holder of such material change.

C. Other Distributions. Upon the completion of the distribution required by this Section, if assets remain in this Company, they shall be distributed to holders of parity securities (unless holders of parity securities have received distributions pursuant to this section) and Junior Stock in accordance with the Certificate of Incorporation, as amended.

D. Conversion by Holders of Series C Preferred. Notwithstanding the foregoing, at the sole option of the Holder of shares of Series C Preferred, such Holder may elect to convert the entire Liquidation Preference Amount into shares of Common Stock pursuant to an optional conversion of the Series C Preferred as set forth in Section III.A., effective immediately prior to a Liquidation Event; provided, however that, for the avoidance of doubt, in the event of any such conversion, the requirement set forth in the last sentence of Section III.C hereof for 61 days’ notice prior to any waiver and the limitation in the final proviso of such sentence shall not apply.

III. CONVERSION

A. Optional Conversion. Each Holder shall have the right, at any time commencing after the Original Issue Date, and without payment of additional consideration by the Holder, to convert the aggregate Series C Stated Value of such shares, as well as accrued and accumulated but unpaid declared dividends on the Series C Preferred (collectively the “Conversion Amount”) into fully paid and non-assessable shares of Common Stock of the Company (“Conversion Shares”). The “Conversion Price” of the Series C Preferred shall be $0.075 per share of common stock, subject to customary adjustment and except as otherwise set forth below. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall round up to the nearest whole share. In order to convert Series C Preferred into shares of Common Stock, the Holder shall surrender the certificate or certificates therefor, duly endorsed, to the principal office of the Company, and shall give written notice to the Company at such office that the Holder elects to convert the same, the number of shares of Series C Preferred so converted and a calculation of the Conversion Price (with an advance copy of the certificate(s) and the notice by facsimile)(the “Conversion Notice”); provided, however, that the Company shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless such shares of Series C Preferred are delivered to the Company as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Company and its transfer agent to indemnify the Company from any loss incurred by it in connection with such certificates. Notice of conversion may be given by a Holder at any time during the day up to 5:00 p.m. New York City time and such conversion shall be deemed to have been made immediately prior to the close of business on the date notice of conversion is received by the Company and the shares of Common Stock issuable upon conversion of the specified shares of Series C Preferred shall be deemed to be outstanding of record as of such date. Within three (3) business days after the notice of conversion is delivered in accordance with the procedures set forth above, the Company shall instruct the transfer agent to issue shares of its Common Stock and to forward the same to the Holder, or upon the election of the Holder, the Company shall transmitted the shares of Common Stock to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the shares to or resale of the shares by the Holder or (B) the shares are eligible for resale by the Holders without volume or manner-of-sale limitations pursuant to Rule 144, and otherwise by physical delivery to the Holder. All shares of Common Stock issued hereunder by the Company shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series C Preferred pursuant to this Section III.

In case of conversion under this Section III of only a part of the shares of Series C Preferred represented by a certificate surrendered to the Company, the Company shall issue and deliver a new certificate for the number of shares of Series C Preferred which have not been converted, upon receipt of the original certificate or certificates representing shares of Series C Preferred so converted. Until such time as the certificate or certificates representing shares of Series C Preferred which have been converted are surrendered to the Company and a certificate or certificates representing the Common Stock into which such shares of Series C Preferred have been converted have been issued and delivered, the certificate or certificates representing the shares of Series C Preferred Stock which have been converted shall represent the shares of Common Stock into which such shares of Series C Preferred have been converted.

B. Adjustments. The Conversion Price shall be subject to adjustment from time to time as follows:

(i) Consolidation, Merger, Sale, Lease or Conveyance. In case of any consolidation or merger of the Company with or into another Company where the Company is not the surviving entity, or in case of any sale, lease or conveyance to another Company of all or substantially all the assets of the Company, each share of the Series C Preferred shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into, in lieu of the number of shares of Common Stock which the Holders would otherwise have been entitled to receive, the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of the Series C Preferred would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder of the shares of the Series C Preferred shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of the Series C Preferred. Notwithstanding the foregoing, if upon the occurrence of a Liquidation Event the Holder of shares of Series C Preferred receives the entire Liquidation Preference Amount either in cash or in shares of Common Stock pursuant to Section II above, the Conversion Price shall not be adjusted as a result of such Liquidation Event; provided that, the Conversion Price will continue to be subject to adjustment with respect to any subsequent events described in this Section III.B(i).

(ii) Stock Dividends, Subdivisions, Reclassification, or Combinations. If the Company shall (1) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (2) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (3) combine or reclassify the outstanding Common Stock into a smaller number of shares, then in any such case, the Conversion Price in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination, or reclassification shall be proportionately adjusted so that the Holder of any shares of the Series C Preferred surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock that such Holder would have owned or been entitled to receive had such Series C Preferred been converted immediately prior to such date. Successive adjustments in the Conversion Price shall be made whenever any event specified above shall occur. If the Company shall subdivide (by stock split, by payment of a stock dividend or otherwise) the outstanding shares of Series C Preferred, into a greater number of shares of Series C Preferred, the Conversion Price of the Series C Preferred in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series C Preferred shall be combined (by reclassification or otherwise) into a lesser number of shares of Series C Preferred, the Conversion Price of the Series C Preferred in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(iii) Issuance of Equity. If the Company shall issue or sell any shares of Common Stock (other than any Exempted Securities), whether directly or indirectly by way of Convertible Securities (“Additional Shares of Common Stock”), without consideration or for consideration per share less than the Conversion Price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale, the Conversion Price in effect immediately prior to such issuance or sale shall be reduced (and in no event increased) to an Exercise Price equal to the consideration per share paid for such Additional Shares of Common Stock. “Exempted Securities” means (a) shares of Common Stock or preferred shares or rights, warrants or options to purchase Common Stock or preferred shares issued as consideration for any acquisition by the Company or any direct or indirect subsidiary of the Company of a majority of the equity interests or substantially all of the assets and business of any person, whether by direct purchase of equity interests, asset purchase, merger, consolidation or like combination, (b) equity securities issued by reason of a dividend, stock split, split-up or other distribution on shares Common Stock, (c) shares of Common Stock or rights, warrants or options to purchase shares of Common Stock issued to employees or directors of, or consultants or advisors to, the Company or any of its Subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors (“Equity Plans”), (d) shares of Common Stock actually issued upon the exercise of options, warrants or shares of Common Stock actually issued upon the conversion or exchange of any securities convertible into shares of Common Stock, in each case provided that such issuance is pursuant to the terms of the applicable option, warrant or convertible security, or (e) shares of Common Stock issued upon the exercise or conversion of options or warrants outstanding on the date hereof.

C. Conversion Limitations. In no event shall the Holder, or any future Holder, be entitled to convert any portion of the Series C Preferred in excess of that portion of the Series C Preferred upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series C Preferred or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion of exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of the Series C Preferred with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate exercises which would result in the issuance of more than 4.99%. The restriction described in this paragraph may be waived, in whole or in part, upon sixty-one (61) days’ prior notice from the Holder to the Company to increase such percentage; provided, however, that such waiver will not be effective to the extent that it results in such Holder beneficially owning more than 9.99% of the outstanding shares of Common Stock of the Company.

D. Reservation of Shares. The Company shall, and for so long as any shares of Series C Preferred are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Series C Preferred then outstanding taking into account any adjustment to such number of shares so issuable in accordance with this Section III; provided that the number of shares of Common Stock so reserved shall at no time be less than two times of the number of shares of Common Stock needed to convert all Purchased Preferred Shares into Common Stock (the “Reserve Amount”). The Company will take measures from time to time to increase the Reserve Amount to ensure appropriate coverage for all purchased Preferred Shares. The Company shall take all such actions as may be necessary to assure that all such shares of Common Stock may be issued under this Section III without violation of any applicable law or governmental regulation or any requirements of any trading market (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

IV. RANK

All shares of the Series C Preferred shall rank (i) senior to the Company’s Common Stock and any other class or series of capital stock of the Company hereafter created, the terms of which specifically provide that such class or series shall rank junior to the Series C Preferred (each of the securities in clause (i) collectively referred to as “Junior Stock”) and (ii) pari passu with the Company’s Series A Preferred Stock, Series B Preferred Stock, Series AA Preferred Stock and any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Series C Preferred, in each case as to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, whether voluntary or involuntary.

V. VOTING RIGHTS

The Holders will vote together with the holders of the Company’s Common Stock on an as-converted basis on each matter submitted to a vote of holders of Common Stock (whether at a meeting of shareholders or by written consent). In any such vote, the number of votes that may be cast by a Holder shall be equal to one (1) vote for each Conversion Share underlying such Holder’s outstanding shares of Series C Preferred, as calculated, for purposes of this Section V.A. only, using Voting Conversion Price, as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent. The “Voting Conversion Price” of the Series C Preferred shall be the lesser of (i) $0.075 and (ii) the price of the Company’s Common Stock on the date of closing of the purchase of the Series C Preferred, subject to adjustment and except as otherwise set forth above. Each Holder shall be entitled to notice of all shareholder meetings (or requests for written consent) in accordance with the Company’s bylaws.

VI. MISCELLANEOUS

A. Lost or Stolen Certificates. Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates.

B. Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders granted hereunder may be waived as to all shares of Series C Preferred (and the Holders thereof) upon the unanimous written consent of the Holders.

C. Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

If to the Company:

4094 Majestic Lane

Suite 360

Fairfax, VA 22033

If to the Holders, to the address listed in the Company’s books and records.

D. Amendment and Waiver. Notwithstanding any provision in the Certificate of Designation to the contrary, no provision contained in this Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and all of the Holders of the shares of Series C Preferred then outstanding. Without limiting the generality of the foregoing, no amendment, modification or waiver of the terms or relative priorities of the Series C Preferred may be accomplished by the merger, consolidation or other transaction of the Company with another corporation or entity unless the Company has obtained the prior written consent of the Holders of 75% of the outstanding shares of Series C Preferred at such time, in accordance with Section V.A. hereof.”